SHOPPE BLACK

Tony O. Lawson · 2nd
CEO & Co-Founder, SHOPPE BLACK
Philadelphia, Pennsylvania, United States · Contact info
500+ connections

2 mutual connections: Jonny Price and Adie Akuffo-Afful

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SHOPPE BLACK
Howard University

Experience

CEO and Co-founder
SHOPPE BLACK
Nov 2015 – Present · 5 yrs 10 mos

Education

Howard University
Bachelor of Business Administration - BBA, Marketing
1996 – 2000

Skills & endorsements

Marketing · 3
JaBre' Jennings and 2 connections have given endorsements for this skill

Management · 1
JaBre' Jennings has given an endorsement for this skill

Marketing Strategy · 1
JaBre' Jennings has given an endorsement for this skill

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